Capital Product Partners L.P.  Announces Suspension Of Offering Of First Priority Ship Mortgage Notes

ATHENS, GREECE -- (Marketwired) -- 03/12/15 -- Capital Product Partners L.P. ("CPLP") (NASDAQ: CPLP) announced today that it will not pursue the proposed refinancing transaction announced on February 26, 2015, as CPLP’s pursuit of this transaction was opportunistic.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Capital Maritime & Trading Corp. (our sponsor), Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Repsol Trading S.A. ('Repsol'), Stena Bulk AB and Subtec S.A. de C.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou	Nicolas Bornozis
CEO and CFO	Capital Link, Inc. (New York)
Tel. +30 (210) 4584 950	Tel. +1-212-661-7566
Email: p.christodoulou@capitalpplp.com	E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Source: Capital Product Partners L.P.